FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 04, 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F
 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Total Voting Rights and Capital

In conformity with Disclosure and Transparency Rule 5.6.1R, GlaxoSmithKline plc ("the Company") hereby notifies the market of the following:

The Company’s issued share capital as at 31 December 2009 consisted of 5,665,128,359 Ordinary shares of 25p each with voting rights, of which 474,194,158 Ordinary shares are held in Treasury.

Therefore, the total number of voting rights in the Company is 5,190,934,201. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Services Authority's Disclosure and Transparency Rules.

S M Bicknell
Company Secretary

4 January 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date:  January 04, 2010

                                                                                                        By: VICTORIA WHYTE
                                                                                                                                                                ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc